FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 25, 2013

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on October 24, 2013, our subsidiary GyM S.A. has subscribed a construction contract, with Inversiones Maje S.A., for the construction of an office building and a shopping mall on the property located at Avenida Javier Prado Este (previously called Av. Circunvalación del Club Golf Los Incas) Mz Sección II Sub Lote 4B – 4C Urbanización Club Golf Los Incas, in Santiago de Surco district.

The contract amount is of S/. 195’441,428.54 and will be executed in a period of 25 months.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Graña Y Montero Announces New Construction Contract

LIMA, Peru--(BUSINESS WIRE)--October 25, 2013--Graña y Montero S.A.A. (“Graña y Montero” or “the Company”), the engineering and construction Peruvian company recently listed in the New York Stock Exchange, announced that on October 24 2013, its subsidiary GyM S.A. subscribed a construction contract, with Inversiones Maje S.A., for the construction of an office building and a shopping mall on the property located at Avenida Javier Prado Este (previously called Av. Circunvalación del Club Golf Los Incas) Mz Sección II Sub Lote 4B – 4C Urbanización Club Golf Los Incas, in Santiago de Surco district.

The contract amount is of S/.195’441,428.54 and will be executed in a period of 25 months.

About Graña y Montero S.A.A.

Founded in 1933, Graña y Montero is the only Peruvian engineering and construction company listed on the Lima Stock Exchange since 1997 and now also the NYSE. The Company has participated in the development of major engineering and construction projects in Peru, including large-scale, complex projects in the energy, mining, construction and real estate sectors.

With 80 years of operations, the Company has leveraged its engineering and construction expertise into complementary lines of business, such as the development, ownership, operation and maintenance of infrastructure assets, real estate developments, and the provision of technical services. The Company has significant investments in infrastructure concessions, such as three toll roads and Line 1 of the Lima Metro.

The Company has also executed several projects outside Perú, and has acquired three companies in Chile: DSD Construcciones y Montajes, an engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sector in Chile and Latin America; Vial y Vives, a construction company specialized in the mining sector, and CAM, which is specialized in electric services, with operations in Chile, Peru and Colombia.

Graña y Montero is listed in the NYSE under ticker symbol “GRAM” and in the Lima Stock Exchange under ticker symbol “GRAMONC1”.

CONTACT:
Graña y Montero S.A.A.
Juan Jose Arrieta, 511-213-6598
Corporate Communications & Social Responsibility Officer
jarrieta@gym.com.pe
or
Dennis Gray F., 511-213-6583
Investor Relations Officer
dgray@gym.com.pe
relacion.inversionistas@gym.com.pe